7/14

A/B 7/6

06009271

SEC[...] [COMM]ISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING APR 10 2006 WASH. D.C. 213 SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 / PART III

SEC FILE NUMBER
8-53581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOVARO Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 N. Charles Street
(No. and Street)

Baltimore (City) MD (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Valis (410) 347-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA.
(Name – *if individual, state last, first, middle name*)

11311 McCormick Road, Suite 400 (Address) Hunt Valley (City), MD (State) 21031 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/18/06

AB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Valis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOVARO Partners, LLC, as of Dec 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOVARO PARTNERS, LLC

Financial Statements
Together with Independent Auditor's Report

For the Year Ended December 31, 2005

BOVARO PARTNERS, LLC

Table of Contents
December 31, 2005

Profit from the Relationship

SC&H

STOUT, CAUSEY & HORNING, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

11311 McCormick Road, Suite 400
Hunt Valley, Maryland 21031

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC:

We have audited the accompanying balance sheet of BOVARO Partners, LLC (a Delaware limited liability company) as of December 31, 2005, and the related statement of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOVARO Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

January 27, 2006

BOVARO PARTNERS, LLC

Balance Sheet

As of December 31,		*2005*
Assets		
Current Assets		
Cash and cash equivalents	$	22,802
Accounts receivable trade, net		1,008,228
Prepaid expenses		6,065
Total Current Assets		1,037,095
Property and Equipment, at cost, net of accumulated depreciation of $35,199		12,010
Other Assets		
Due from members		75,100
Investments		7,634
Security deposits		2,800
Goodwill		24,362
Total Other Assets		109,896
Total Assets	$	1,159,001
Liabilities and Members' Capital		
Current Liabilities		
Accounts payable and accrued expenses		19,229
Total Current Liabilities		19,229
Members' Capital		1,139,772
Total Liabilities and Members' Capital	$	1,159,001

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statement of Operations

For the Year Ended December 31,		*2005*
Revenues		
Success fees	$	1,000,429
Retainers		575,000
Interest income		56,507
Other fees		34,790
Total Revenues		1,666,726
Expenses		
Guaranteed payments, compensation and benefits		535,097
Rent		98,388
Bad Debts		62,000
Sales Commissions		29,385
Utilities		24,653
Professional fees		22,264
Travel and Entertainment		19,468
Other		18,254
Office Expense		13,595
Depreciation and amortization		10,504
Interest Expense		8,438
Total Expenses		842,046
Net Income	$	824,680

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statement of Changes in Members' Capital
For the Year Ended December 31, 2005

	Class A	*Class B*	*Class C*	*Total*
Members' Capital, December 31, 2004	$ (21,570)	$ 90,708	$ 62,500	$ 131,638
Capital contributions	-	33,067	-	33,067
Payments received on capital subscription notes receivable	88,157	-	62,500	150,657
Capital interests subscribed	216,843	125,000	-	341,843
Issuance of capital subscription notes receivable	(216,843)	(125,000)	-	(341,843)
Capital withdrawals	-	(270)	-	(270)
Net Income	765,724	58,956	-	824,680
Members' Capital, December 31, 2005	$ 832,311	$ 182,461	$ 125,000	$ 1,139,772

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statement of Cash Flows

For the Year Ended December 31,		*2005*
Cash Flows from Operating Activities		
Net income	$	824,680
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		10,504
Changes in operating assets and liabilities:		
Accounts receivable, net		(970,262)
Prepaid expenses		(409)
Accounts payable and accrued expenses		8,965
Net Cash Used in Operating Activities		(126,522)
Cash Flows from Investing Activities		
Purchase of investment		(134)
Net Cash Used in Investing Activities		(134)
Cash Flows from Financing Activities		
Increase in due from members		(75,100)
Capital contributions		33,067
Capital withdrawals		(270)
Payments received on subscription notes receivable		150,657
Net Cash Provided by Financing Activities		108,354
Net Decrease in Cash and Cash Equivalents		(18,302)
Cash and Cash Equivalents, beginning of year		41,104
Cash and Cash Equivalents, end of year	$	22,802

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2002 and became an approved broker-dealer in April 2002. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered to do business in fifteen states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company extends credit to customers without requiring collateral. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectibility of accounts receivable. Management's evaluation is based primarily on its review of the collectibility of specific accounts. Accounts receivable are presented net of an allowance for doubtful accounts of $79,307 at December 31, 2005. Accounts receivable are written off when it is determined that the amounts are uncollectible.

Property and Equipment

Property and equipment consists of office furniture and office equipment and is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the useful lives of the assets, which range between five and seven years.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2005, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

Revenue Recognition and Deferred Revenue

Retainer income includes fees earned for providing financial advisory services. Success fees arise from the successful completion of financial advisory and private capital raising engagements. The Company conducts its private capital raising services, in which it acts as an underwriter or agent, on a "best efforts basis."

All revenue is recognized once the Company has substantially performed the necessary services under the terms of the customer contract to give the Company the right to receive and retain payment. Revenues are recorded in accordance with the terms of the underlying agreements.

Non-monetary Transactions

In connection with revenue related to success fees, the Company may receive both cash and equity ownership in its customers as consideration for the services provided. For the non-monetary portion, the Company recognizes revenue on the transaction in accordance with its revenue recognition policy for success fees. The non-monetary transactions are valued at the fair value of the equity received at the date the Company completes the services necessary to earn the equity as stipulated in the customer contract. In 2005, the Company recorded non-monetary success fees of $514,000. This non-monetary fee was still outstanding at December 31, 2005 and is included in accounts receivable in the accompanying balance sheet.

Due from Members

Due from members consist of nonresident taxes paid on behalf of the members and accumulated interest due on capital subscriptions.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *cont'd.***

Investment Securities

Investments for which no public market exists are valued at fair value as estimated in good faith by the Company. These investments are generally carried at cost until events subsequent to the date of investment indicate that cost is not the best measure of fair value. If such events have occurred, the value is determined taking into consideration the cost of the securities, developments concerning the company to which the securities relate, any provided financial statements and projections, and other factors deemed relevant by the Company. An investment may be valued at less than cost if the related company shows a significant fundamental deterioration in financial position or operating results. Due to the inherent uncertainty of valuation, the valuation of these investments may differ significantly from the values that would have been recorded had a ready market for the investments existed. These differences could be material.

Comprehensive Income

The Company has adopted FASB Statement No. 130, *Reporting Comprehensive Income*. FASB No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. There are no items of comprehensive income that are not recognized in the accompanying statement of operations.

Income Taxes

No provision for income taxes is required, since the Company is recognized as a partnership for federal and state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value because of the short maturity of these instruments.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following for the year ended December 31, :

	2005
Computer equipment	$26,306
Furniture and equipment	20,903
	47,209
Less: Accumulated depreciation and amortization	(35,199)
Property and equipment, net	$12,010

3. CAPITAL SUBSCRIPTIONS RECEIVABLE

In August 2003, two new members purchased an interest in the partnership and contributed $150,000. In addition, the new members issued the Company two non-recourse promissory notes, which are subject to pledge agreements, for $800,000. These notes are recorded as a reduction of members' capital. These notes accrue interest on the outstanding principal amount at the prime rate, which is adjusted every 6 months. The effective prime rate at December 31, 2005 and 2004 was 6.50% and 4.50%, respectively. During 2005 and 2004, $88,157 and $218,000 were paid towards these notes respectively. As of December 2005, the unpaid balance of these two notes is $341,843.

In April 2004, one new member purchased one share of the Class C - Member interest in the Company and contributed $62,500. In addition, the member issued a promissory note payable to the Company in the amount of $62,500. The note was due and paid in full on April 1, 2005.

4. MEMBERSHIP CLASSES

The Company's membership includes three different membership classes – A, B, and C. All members' liability is limited to the amount of capital contributed.

Class A Membership

Class A memberships have the rights to participate in allocations of income and losses and to receive distributions. Also, class A member interests have voting rights to elect four of the five board of directors.

Class B Membership

Class B memberships are a limited membership, which carry only the rights to participate in allocations of income and losses and to receive distributions.

4. MEMBERSHIP CLASSES – cont'd.

Class C Membership

The Class C membership is a special class of member interests in the Company, consisting of four shares, carrying an acquisition price of $125,000 per share. Class C memberships have no right to participate in allocations of income and loss.

The Class C members, taken as a whole, have the right to elect 1 member to the board of directors. In addition, Class C members have to approve, with a simple majority, certain management decisions as prescribed in the operating agreement.

Class C membership has a cumulative guaranteed payment of 7% per annum, payable on April 1st of each year. In the event of Company liquidation, Class C member interests also have a liquidation preference of 125% of the members' original contribution, plus an amount equal to all accumulated and unpaid guaranteed payments. At any time after April 1, 2006, the Company may redeem the Class C member interests upon written notice at a redemption price of 125% of the members' original contribution.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but at December 31, 2005, the Company's net capital was $3,573.

On December 31, 2005, the Company did not meet the minimum net capital requirement of $5,000 by $1,427. However, during January 2006, the Company received cash in excess of $470,000 through the collection of various accounts receivable, which put the Company in compliance. The ratio of aggregated indebtedness to net capital as of December 31, 2005 was 5.38 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. COMMITMENT AND CONTINGENCIES

The Company is obligated under three leases for office facilities in Maryland, New Jersey, and New York, which expire throughout 2007.

Future minimum rental payments under these leases are as follows:

2006	$ 26,117
2007	7,957
	$ 34,074

8. CUSTOMER CONCENTRATION

During 2005, two customers accounted for 62% and 20% of total revenues. One customer accounted for 96% of accounts receivable at December 31, 2005.

9. RELATED PARTIES

Certain members of the Company are employed or hold minority investments in clients. Total income from such related parties total approximately $32,000 in 2005.

Profit from the Relationship

SC&H

Stout, Causey & Horning, P.A.

Certified Public Accountants
Management Consultants

11311 McCormick Road, Suite 400
Hunt Valley, Maryland 21031

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Members of
BOVARO Partners, LLC:

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

January 27, 2006

Office: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • www.SCandH.com
Hunt Valley, Maryland • Philadelphia, Pennsylvania • McLean, Virginia • Atlanta, Georgia

BOVARO PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I

December 31,		*2005*
Net Capital:		
Members' Capital	$	1,139,772
Deductions and/or Charges:		
a. Non-allowable assets -		
Accounts receivable, net		1,008,228
Prepaid expenses		6,065
Property and Equipment, net		12,010
Security deposits		2,800
Goodwill		24,362
Due from members		75,100
Investments		7,634
Net Capital	$	3,573
Computation of Aggregate Indebtedness:		
Items included in the statements of financial condition:		
Accounts payable and accrued expenses	$	19,229
Total Aggregate Indebtedness	$	19,229
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$	5,000
(Deficit) net capital ($3,573-$5,000)	$	(1,427)
Ratio: Aggregate Indebtedness to Net Capital		5.38
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2005)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	3,011
Other adjustments		562
Net Capital Per Above	$	3,573

See independent auditors' report on supplementary information.

Profit from the Relationship

SC&H

STOUT, CAUSEY & HORNING, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

11311 McCormick Road, Suite 400
Hunt Valley, Maryland 21031

BOVARO PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

SCHEDULE II

As of December 31, 2005, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2005, BOVARO Partners, LLC, has adhered to the exceptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Profit from the Relationship

SC&H

STOUT, CAUSEY & HORNING, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

11311 McCormick Road, Suite 400
Hunt Valley, Maryland 21031

BOVARO PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

SCHEDULE III

As of December 31, 2005, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2005, BOVARO Partners, LLC, has adhered to the exceptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Profit from the Relationship

SC&H

STOUT, CAUSEY & HORNING, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

11311 McCormick Road, Suite 400
Hunt Valley, Maryland 21031

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2005

To the Members of
BOVARO Partners, LLC:

In planning and performing our audit of the financial statements of BOVARO Partners, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Office: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • www.SCandH.com
Hunt Valley, Maryland • Philadelphia, Pennsylvania • McLean, Virginia • Atlanta, Georgia

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Stout, Causey & Horning, P.A.

January 27, 2006